UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2014

Commission File Number: 001-35105

PRIME ACQUISITION CORP.

(Translation of registrant’s name into English)

6369 Mill Street
Rhinebeck, New York 12572
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                               Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                                               No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

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Termination of a Material Definitive Agreement

On March 25, 2014, Prime Acquisition Corp. (the "Company") entered into a series of Termination Agreements (each a “Termination Agreement” and collectively, the “Termination Agreements”) with BHN LLC (“BHN”) and certain persons named therein. The Termination Agreements terminate those certain Voting Agreements, each dated September 27, 2013, entered into in connection with the closing of the Company’s initial acquisition transaction on such date (the “Voting Agreements”). The Voting Agreements provided that, for the one year period following the closing of the acquisition transaction, the Company’s board of directors would consist of seven persons. BHN was entitled to designate six persons, of which three designees were required to qualify as independent directors under the Securities Exchange Act of 1934, and the rules of any applicable securities exchange, and Diana Liu or William Yu was entitled to designate one person. In addition to terminating the Voting Agreements, the Termination Agreements provided that each party would pay its own costs in connection with the Termination Agreements. Copies of the Termination Agreements are attached hereto as Exhibits.

Financial Statements and Exhibits.

Exhibit Number	Exhibit Name
4.1	Termination Agreement, dated as of March 25, 2014, by and among Prime Acquisition Corp., BHN LLC, and the voting parties named therein (Seba)
4.2	Termination Agreement, dated as of March 25, 2014, by and among Prime Acquisition Corp., BHN LLC, and the voting parties named therein (Nova)
4.3	Termination Agreement, dated as of March 25, 2014, by and among Prime Acquisition Corp., BHN LLC, and the voting parties named therein (Delfin)
4.4	Termination Agreement, dated as of March 25, 2014, by and among Prime Acquisition Corp., BHN LLC, and the voting parties named therein (SIM)
4.5	Termination Agreement, dated as of March 25, 2014, by and among Prime Acquisition Corp., BHN LLC, and the voting parties named therein (ELLEGI)
4.6	Termination Agreement, dated as of March 25, 2014, by and among Prime Acquisition Corp., BHN LLC, and the voting parties named therein (G.S.I.)
4.7	Termination Agreement, dated as of March 25, 2014, by and among Prime Acquisition Corp., BHN LLC, and the voting parties named therein (Magfin)

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: March 26, 2014	PRIME ACQUISITION CORP.

	By:	/s/ Marco Prete
Name: Marco Prete Title: Chief Executive Officer

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